SembCorp Industries

05012620

Co Regn No: 199802418D

Rule 12g3-2(b) File No. 825109

20 October 2005

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

SEC MAIL PROCESSING
RECEIVED
NOV 14 2005
WASH. D.C. 185 SECTION

Dear Sirs

SembCorp Industries Ltd
Rule 12g3-2(b) file No. 825109

The enclosed is the announcement submitted to the Singapore Exchange Securities Trading Limited being furnished to the Securities and Exchange Commission (the "SEC") on behalf of SembCorp Industries Ltd (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

PROCESSED
NOV 18 2005
THOMSON FINANCIAL

Linda Hoon Siew Kin
Group Company Secretary

Enc

C:jesstan/MasnetAnn/SECltr

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Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	SEMBCORP INDUSTRIES LTD
Company Registration No.	199802418D
Announcement submitted on behalf of	SEMBCORP INDUSTRIES LTD
Announcement is submitted with respect to *	SEMBCORP INDUSTRIES LTD
Announcement is submitted by *	Linda Hoon Siew Kin
Designation *	Group Company Secretary
Date & Time of Broadcast	20-Oct-2005 17:18:50
Announcement No.	00039

>> Announcement Details

The details of the announcement start here ...

Announcement Title * SEMBCORP INDUSTRIES LTD - SMOE INCORPORATES JOINT VENTURE

Description

October 20, 2005

SMOE INCORPORATES JOINT VENTURE

SembCorp Industries ("SCI") wishes to announce that SMOE Pte Ltd ("SMOE") has incorporated a joint venture company, SCE Pte Ltd ("SCE"), with Concord Electrical Pte Ltd with shareholding proportions of 51% and 49% respectively. SMOE is a wholly-owned subsidiary of SembCorp Utilities Pte Ltd which in turn is a wholly-owned subsidiary of SCI.

The principal activity of SCE is to provide electrical and instrumentation work for offshore oil and gas engineering projects.

The authorised and initial issued share capital of SCE is S$3,000,000 divided into 3,000,000 ordinary shares of S$1.00 each, and S$100 divided into 100 ordinary shares of S$1.00 each, respectively.

By Order of the Board

Linda Hoon Siew Kin
Group Company Secretary

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